SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)

               Under The Securities Exchange Act of 1934
                        (Amendment No. 2)*

                         Unique Mobility, Inc.
                           (Name of Issuer)

                Common Stock, $0.01 par value per share
                    (Title of Class of Securities)

                              909154 10 6
                            (CUSIP Number)

                        D. Stephen Antion, Esq.
                         O'Melveny & Myers LLP

           1999 Avenue of the Stars, Los Angeles, CA 90067,
                        Telephone (310) 553-6700
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              May 4, 1999
                 (Date of Event Which Requires Filing
                          Of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                    (Continued on following pages)
                          Page 1 of 20 Pages

CUSIP NO. 909154 10 6           13D             Page 2 of 20 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       EV Global Motors Company

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a) [ ]
                                                             (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               978,864 shares.**

       8       SHARED VOTING POWER
               None

       9       SOLE DISPOSITIVE POWER
               978,864 shares.**

      10       SHARED DISPOSITIVE POWER
               None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      978,864 shares.**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.04%

14    TYPE OF REPORTING PERSON*
      CO

*   See instructions before filling out!

** All of such shares are held of record by EV Global Motors Company. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc.
     and Lido A. Iacocca are each control persons of EV Global Motors
     Company.

CUSIP NO. 909154 10 6           13D               Page 3 of 20 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     LKL Family Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A**

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH:

     7     SOLE VOTING POWER
           978,864 shares.**

     8     SHARED VOTING POWER
           NONE

     9     SOLE DISPOSITIVE POWER
           978,864 shares.**

    10     SHARED DISPOSITIVE POWER
           NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     978,864 shares.**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.04%

14   TYPE OF REPORTING PERSON*
     PN

* See Instructions Before Filling Out!

** All of such shares are held of record by EV Global Motors Company. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc.
     and Lido A. Iacocca are each control persons of EV Global Motors
     Company.

CUSIP NO. 909154 10 6          13D             Page 4 of 20 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lee Iacocca & Associates, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a) [ ]
                                                             (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       N/A**

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Michigan

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               978,864 shares.**

       8       SHARED VOTING POWER
               None

       9       SOLE DISPOSITIVE POWER
               978,864 shares.**

      10       SHARED DISPOSITIVE POWER
               None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      978,864 shares.**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.04%

14    TYPE OF REPORTING PERSON*
      CO

*   See instructions before filling out!

** All of such shares are held of record by EV Global Motors Company. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc.
     and Lido A. Iacocca are each control persons of EV Global Motors
     Company.

CUSIP NO. 909154 10 6          13D             Page 5 of 20 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lido A. Iacocca

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A**

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH:

     7     SOLE VOTING POWER
           986,197 shares.**

     8     SHARED VOTING POWER
           NONE

     9     SOLE DISPOSITIVE POWER
           986,197 shares.**

    10     SHARED DISPOSITIVE POWER
           NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     986,197 shares.**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.09%

14   TYPE OF REPORTING PERSON*
     IN

* See Instructions Before Filling Out!

** 978,864 of such shares are held of record by EV Global Motors Company and 5,333 of such shares are subject to currently exercisable options held of record by Mr. Iacocca. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and
      Lido A. Iacocca are each control persons of EV Global
      Motors Company.

                                                  Page 6 of 20 Pages


This Amendment No. 2 amends the information contained in the Statement on Schedule 13D filed by EV Global Motors Company, LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca on June 27, 1997, as amended by that certain Amendment No. 1 to Schedule 13D filed by such persons on February 26, 1998, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is amended by replacing the address of the principal place of business of each person filing this statement on Schedule 13D with the following address:

          10900 Wilshire Boulevard, Suite 310, Los Angeles,
          California  90024.

Schedule A is amended by deleting it in its entirety and replacing it with Schedule A hereto.

ITEM 4.  PURPOSE OF TRANSACTION

The information contained herein amends and supplements the information contained in Item 4 of Amendment No. 1 to this
Schedule 13D.

     In August 1997, Lee Iacocca became a director of the Company and, in addition to being granted 2,000 shares of the Company's Common Stock, was granted options to purchase 16,000 shares of the Company's Common Stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors (the "Director Plan"). Such options vest in three equal installments, the first of which vested in August 1998. Accordingly, 5,333 of such options are currently exercisable, and no additional options are exercisable within 60 days of the date hereof. In September 1998, Mr. Iacocca was granted an additional 16,000 options pursuant to the Director Plan, none of which are exercisable within 60 days of the date hereof.

     In early May 1999, EV Global disposed of a total of 476,942 shares of the Company's Common Stock in various transactions. These transactions were undertaken to raise proceeds for EV Global's participation in the two joint ventures described below. The Company is also participating in these two joint ventures.

     The first of these joint ventures involves EV Global's and the Company's participation in the environmentally sensitive development of Windermere Island in The Bahamas by Windermere Eco Development Limited, a Bahamian company ("WED"). In December
1998, EV Global agreed to loan up to $4,725,000 to WED. The maximum amount of the loan has since been increased to $5,225,000, with EV Global having the right to convert the loan into approximately 50.4% of the total outstanding equity of WED. The Company has a 9.57% participation interest in the loan and, if the loan is converted, the right to convert its participation interest into the appropriate number of shares of WED. In order to raise funds to make the loan, on May 4, 1999, EV Global sold 279,100 shares of the Company's Common Stock in a pre-negotiated transaction to one of the Company's existing shareholders, VTZ Versicherungs

                                              Page 7 of 20 Pages

Treuhand Zurich AG, the Swiss company that is the sponsor of the Windermere Island development, in exchange for $1,500,000, or $5.375 per share.

     The second joint venture involves the formation of a German private company (the "GmbH") by the Company, EV Global and Energy Conversion Devices, Inc., a Delaware corporation ("ECD"), to produce an electric-powered four-wheel commercial cargo/shuttle vehicle. The GmbH will supervise the design and development of the vehicle (and has entered into contracts with design and engineering companies for the same), and, ultimately, will assemble and distribute the vehicle. EV Global, ECD and the Company capitalized the GmbH with DM 50,000 in cash and made an additional contribution to the GmbH's capital surplus using shares of the Company's Common Stock. In connection with these transactions, on May 10, 1999: (1) EV Global sold 79,092 shares of the Company's Common Stock in a privately negotiated transaction to ECD in exchange for 34,723 shares of common stock of ECD (or $4.01 per share of the Company's Common Stock based on the $8.75 closing price of ECD Common Stock on May 7, 1999); and (2) EV Global contributed 118,750 shares of the Company's Common Stock to the GmbH in return for additional shares of the GmbH. The stock exchange with ECD took place in Los Angeles, California and the contribution to the GmbH took place in Frankfurt, Germany.
In addition, EV Global has agreed, subject to certain conditions, to make additional contributions to the GmbH in the amount of either $503,910 in cash or, at EV Global's option, 89,583 shares of the Company's Common Stock in exchange for additional shares of the GmbH. Item 6(h) is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended by deleting it in its entirety and replacing it with the following:

     (a)-(b) As of May 10, 1999, the Reporting Persons and the other persons identified in Item 2 of this Schedule 13D beneficially owned the number and percentage of shares of the Company's common stock indicated below:


                                     Number            Percentage of
   Name                             of Shares      Outstanding Shares <F1>


   EV Global Motors Company          978,864               6.04%

   LKL Family Limited Partnership    978,864<F2>           6.04%

   Lee Iacocca & Associates, Inc.    978,864<F2>           6.04%

   Lido A. Iacocca                   986,197<F3>           6.09%<F4>


<F1>  Based upon 16,195,622 shares of the Company's common stock reported to be outstanding at February 8, 1999 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998.

<F2>  These shares are owned by EV Global.  EV Global has the sole power to vote and dispose of all of the shares owned by it.
      See Item 2.

                                                Page 8 of 20 Pages



<F3>  978,864 of these shares are owned by EV Global. EV Global has the sole power to vote and dispose of all of the shares owned by it. 2,000 of these shares are owned by Lido A. Iacocca and 5,333 of these shares are subject to currently exercisable options owned by Mr. Iacocca. Mr. Iacocca has the sole power to vote and dispose of all of the shares and options owned by him. See Item 2.

<F4>  Based on 16,200,955 outstanding shares of the Company's
      Common Stock, which amount is equal to the number of shares of the Company's Common Stock reported to be outstanding at February 8, 1999 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998 plus the 5,333 shares that would be issued upon Mr. Iacocca's exercise of his 5,333 currently exercisable options.


     (c) The last two paragraphs of Item 4 and paragraphs (g) and (h) of Item 6 are incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth above.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by deleting paragraph (f) in its entirety and replacing it with paragraph (f) below, and by adding paragraphs
(g) and (h) below thereto:

    (f) Upon becoming a director of the Company in August 1997, Mr. Iacocca was issued 2,000 shares of the Company's common stock, and was granted options to purchase 16,000 shares of the Company's common stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors. Mr. Iacocca was also granted options to purchase 16,000 shares of the Company's common stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors on September 14, 1998. The options become exercisable in three equal annual installments commencing on each anniversary of the grant date. Accordingly, 5,333 of such options are currently exercisable and no additional options are exercisable within 60 days of the date hereof. A copy of the Non-Qualified Stock Option Agreement used for the options granted in August 1997 is attached to Amendment No. 1 to this Schedule 13D as Exhibit 7.7 and is incorporated herein by reference. The Non-Qualified Stock Option Agreement used for the options granted in September 1998 is substantially similar to that used for the options granted in August 1997.

    (g)  Pursuant to the terms of the loan agreement governing
     EV Global's loan to WED, as amended as of May 1, 1999, EV Global is obligated to contribute $500,000 worth (based on a formula) of the Company's Common Stock to WED upon WED's satisfaction of certain conditions, including its completion of an additional equity financing. In exchange for this contribution, EV Global will receive a promissory note from WED for $500,000, which note is convertible into equity of WED at the option of EV Global. Because EV Global controls
     WED, EV Global will continue to be the beneficial owner of any shares of the Company's Common Stock that are contributed by it to WED.

                                                Page 9 of 20 Pages

    (h) On May 10, 1999, pursuant to a Contribution Agreement among EV Global, ECD, the Company, Haco Trading Limited and the GmbH, EV Global agreed to contribute either 89,583 additional shares of the Company's common stock or, at EV Global's option, additional cash to the GmbH upon the satisfaction of certain conditions. The Contribution Agreement, attached hereto as Exhibit 7.9, is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by adding the following Exhibits:

Item 7.8  Agreement of Joint Filing by and among EV Global, LKL,
          LIA and Lido A. Iacocca dated May 7, 1999.

Item 7.9 Contribution Agreement by and among EV Global, ECD, the Company, Haco and the GmbH.

                                        Page 10 of 20 Pages

                           SIGNATURES

  After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    May 10, 1999

                   EV GLOBAL MOTORS COMPANY, a California corporation



                   By: /s/ Lido A. Iacocca
                       --------------------------
                   Name:  Lido A. Iacocca
                   Title: Chief Executive Officer



                   LKL FAMILY LIMITED PARTNERSHIP

                      By: LEE IACOCCA & ASSOCIATES, INC.
                          Its General Partner



                           By: /s/ Lido A. Iacocca
                               -----------------------
                                Name: Lido A. Iacocca
                                Title: President


                   LEE IACOCCA & ASSOCIATES, INC., a Michigan corporation



                   By: /s/ Lido A. Iacocca
                      ----------------------------------
                   Name:  Lido A. Iacocca
                   Title: President


                     /s/ Lido A. Iacocca
                   -----------------------------------------
                   Lido A. Iacocca

                                             Page 11 of 20 Pages

                           Schedule A
                 Directors and Executive Officers

     The name, present principal occupation and present business address of each executive officer and director of EV Global Motors Company and Lee Iacocca & Associates, Inc. are set forth below.
All of the persons listed below are United States citizens.

                  I.  EV GLOBAL MOTORS COMPANY

                  Position with
                  EV Global           Present               Present
Name              Motors Company      Principal Occupation  Business Address
-------------------------------------------------------------------------------

Lido A. Iacocca   Chairman and Chief   Chairman and Chief   10900 Wilshire Blvd.
                  Executive Officer,   Executive Officer    Suite 310
                  Director             of EV Global Motors  Los Angeles, CA
                                       Company              90024

Alan M. Himelfarb Chief of Staff,      Chief of Staff of    10900 Wilshire Blvd.
                  Director             EV Global Motors     Suite 310
                                       Company              Los Angeles, CA
                                                            90024

Irene DiVito      Vice President of    Vice President of    10900 Wilshire Blvd.
                  Communications,      Communications,      Suite 310
                  Secretary,           Secretary and        Los Angeles, CA
                  Treasurer, Director  Treasurer of EV      90024
                                       Global Motors
                                       Company


                   II.  LEE IACOCCA & ASSOCIATES, INC.


                  Position with
                  Lee Iacocca &       Present               Present
Name              Associates, Inc.    Principal Occupation  Business Address
-------------------------------------------------------------------------------

Lido A. Iacocca   President, Sole      Chairman and Chief   10900 Wilshire Blvd.
                  Director             Executive Officer    Suite 310
                                       of EV Global Motors  Los Angeles, CA
                                       Company              90024

Lia Iacocca Assad  Secretary           Consultant           48285 Monterra
                                                            Circle West
                                                            Palm Desert, CA
                                                            92660


                                                      Page 12 of 20 Pages
                        Exhibit 7.8

                  Agreement of Joint Filing
                (Pursuant to Rule 13d-1(f)(2))

                        May 10, 1999

       EV Global Motors Company ("EV Global"), the LKL Family Limited partnership, a Delaware limited partnership ("LKL"), Lee Iacocca & Associates, Inc., a Michigan corporation ("LIA"), and Lido A. Iacocca hereby agree that an Amendment No. 2 to
Securities and Exchange Commission ("SEC") Schedule 13D dated May 10, 1999, and relating to the Common Stock, $0.01 par value, of Unique Mobility, Inc., a Colorado corporation (the "Issuer"), shall be jointly filed on behalf of each of them with the SEC, the American Stock Exchange, the Boston Stock Exchange, the Pacific Stock Exchange, the Chicago Stock Exchange and the Issuer.

       EV Global, LKL, LIA and Lido A. Iacocca further agree and understand that they are not members of a group for purposes of acquiring, selling or voting the securities of the Issuer and that they have not entered into any agreement to act in concert with relation to the securities of the Issuer.

                             EV GLOBAL MOTORS COMPANY

                             By:  /s/  Lido A. Iacocca
                                 ------------------------------
                                 Name:  Lido A. Iacocca
                                 Title: Chief Executive Officer

                             LKL FAMILY LIMITED PARTNERSHIP

                             By: LEE IACOCCA & ASSOCIATES, INC.
                                 Its General Partner

                                 By:  /s/  Lido A. Iacocca
                                      -------------------------
                                      Name: Lido A. Iacocca
                                      Title: President

                              LEE IACOCCA & ASSOCIATES, INC.


                              By:  /s/  Lido A. Iacocca
                                   ----------------------------
                                   Name:  Lido A. Iacocca
                                   Title: President


                                   /s/  Lido A. Iacocca
                                   ----------------------------
                                   Lido A. Iacocca

                                                Page 13 of 20 Pages


                              Exhibit 7.9
                        Contribution Agreement

                Number ___ of the Registry of Deeds for 1999
                                    executed
                              in Frankfurt am Main

                              on May 10, 1999

                  before me, the undersigned Notary Public
                             Dr. Gerhard Pilger,

   having his offices within the jurisdiction of the Higher Regional
                          Court in Frankfurt am Main

       appeared today: Mr. Holger Hecklau, with place of business at Gruneburgweg 102, 60323 Frankfurt am Main, personally known to the Notary Public, acting not on his own behalf but as representative

a) for EV Global Motors Company, with its registered office at Suite 310, 10900 Wilshire Boulevard, Los Angeles, California 90024, U.S.A., by reason of a power of attorney dated April 12, 1999, the original of which was presented at the notarial reading and a certified copy of which is attached to this notarial deed, and

b) for Energy Conversion Devices Inc., with its registered office at 1675 West Maple Road, Troy, Michigan 48084, U.S.A., by reason of a power of attorney dated March 13, 1999, the original of which was presented at the notarial reading and a certified copy of which is attached to this notarial deed, and

c) for Unique Mobility Inc., with its registered office at 425 Corporate Circle, Golden, Colorado 80401, U.S.A., by reason of a power of attorney dated [ ], 1999, the original of which was presented at the notarial reading and a certified copy of which is attached to this notarial deed, and

d) for Haco Trading Ltd., with its registered office at 466 Glen Cove Avenue South, Sea Cliff, New York 11579, U.S.A., by reason of a power of attorney dated [ ], 1999, the original of which was presented at the notarial reading an a certified copy of which is attached to this notarial deed.

                                               Page 14 of 20 Pages

The person appearing provided the Notary Public with a certified and legalized original secretary certificate concerning the company represented under c) and promised to provide the Notary Public with a certified and legalized original secretary certificate concerning the company represented under d) without undue delay.

The person appearing requested the Notary Public of the notarization of the following:

                    Unique Mobility Europa GmbH

                      CONTRIBUTION AGREEMENT

     This Contribution Agreement is signed as of April 30, 1999 by and among Unique Mobility Inc., a Colorado corporation ("Unique"), Energy Conversion Devices, Inc., a Delaware corporation ("ECD"), EV Global Motors Company, a California corporation ("EVG"), Haco Trading Ltd., a New York ("Haco"), and Unique Mobility Europa GmbH, a German limited liability company ("GmbH"). Unique, ECD, EVG and HACO are sometimes referred to individually each as an "Investor" and collectively as the "Investors."

     WHEREAS, as of the date hereof, the Investors own the share interests of the GmbH set forth on Exhibit A of the Shareholders
Agreement of even date herewith among the Investors and the GmbH; and

     WHEREAS, the Investors wish to contribute additional capital to the GmbH.

     NOW, THEREFORE, the Investors hereby agree as follows:

          1.     Share Ownership.

          (a) On the date hereof, the Investors are contributing to the GmbH shares of common stock of Unique Mobility, Inc. ("Unique
Shares"), which will maintain their respective share ownerships in the GmbH (EXHIBIT A).

          (b) When EVG is first able to subscribe for new capital from the GmbH and receive additional share capital in the GmbH having a nominal value of DM 7,100) without increasing its ownership above 19% of the total outstanding GmbH share capital, the Investors agree to vote for the adoption of a shareholder resolution providing for an increase of the share capital of the GmbH of DM 7,100, and EVG will subscribe to the full amount of such share capital increase. The additional capital subscription by EVG pursuant to this clause (b) shall be either 89,584 Unique Shares or $503,910 (or $5.625 per Unique Share) in cash. Instead of EVG subscribing for additional GmbH share capital as provided above, the Investors may vote for an increase of the capital by a lesser amount, provided that the difference between such lesser

                                                Page 15 of 20 Pages


amount and the amount to be subscribed for by EVG is sold to EVG in the form of GmbH Shares presently held by Haco at the above price. Following any such subscription or purchase, this clause (b) shall be of no further effect.

          2. Representations and Warranties of the Investors. Each Investor hereby acknowledges, represents, warrants and agrees, severally and not jointly, as follows:

          (a) Each Investor understands that the GmbH's securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws, and that the offering and sale of the GmbH's securities is intended to be exempt from registration under the Securities Act by virtue of
Section 4(2) of the Securities Act and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements contained in this Contribution Agreement;

          (b) Each Investor has received all documents requested by the Investor, has carefully reviewed them in their entirety and understands the information contained therein;

          (c) Neither the Securities and Exchange Commission nor any state securities commission has approved the GmbH's securities or offered or passed upon or endorsed the merits of this offering;

          (d) Each Investor acknowledges that all documents, records and books pertaining to an investment in the GmbH have been made available for inspection by it, its attorneys, accountants, Investor representatives and tax advisors (collectively, the "Advisors");

          (e) Each Investor and its Advisors have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of GmbH concerning the GmbH and all such questions have been answered to the full satisfaction of the Investor and its Advisors;

          (f) No Investor has taken any action which would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Contribution Agreement or the transactions contemplated hereby (other than fees due to International Acquisitions Services, Inc.);

          (g) Each Investor, together with the Advisors, has such knowledge and experience in financial, tax, and business matters so as to enable it to evaluate the merits and risks of an investment in the GmbH and to make an informed investment decision with respect thereto;

          (h) No Investor is relying on the GmbH respecting the tax and other economic considerations of an investment in the GmbH, and each Investor has relied on the advice of, or has consulted with, only its own Advisors;

                                                     Page 16 of 20 Pages


          (i) Each Investor is investing in the GmbH solely for its own account for investment and not with a view to resale or distribution except in accordance with applicable securities laws. No Investor is investing in the GmbH on behalf of any other person and will therefore be the sole record and beneficial owner of the GmbH's securities;

          (j) Each Investor must bear the economic risk of the investment indefinitely because the GmbH's securities may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from registration is available;

          (k) Each Investor is the sole owner of the Unique Shares being contributed, free and clear of any encumbrance;

          (l) Each Investor represents to the GmbH that the information contained herein is complete and accurate and may be relied upon by the GmbH in determining the availability of an exemption from registration under Federal and state securities laws in connection with the offering of the GmbH's securities; and

          (m) Because each Investor is an accredited investor, no Investor has been provided with the information or opinions of counsel that would be provided in an offering to unaccredited investors, and each Investor has conducted its own due diligence investigation of the GmbH.

          3. Representations and Warranties of the GmbH. The GmbH hereby represents and warrants to each Investor as follows:

          (a) The GmbH is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

          (b) The GmbH's securities are validly authorized and duly issued, fully paid and non-assessable.

          (c) The GmbH has no assets or liabilities other than cash and has conducted no operations prior to the date hereof.

          4. Irrevocability; Binding Effect. This Contribution Agreement is irrevocable and shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

          5. Modification. This Contribution Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

          6. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt


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                                                     Page 17 of 20 Pages

requested, or delivered against receipt to the party to whom it is to be given at the address set forth below:

     (a)  if to Unique, to:

     Unique Mobility, Inc.
     425 Corporate Circle
     Golden, Colorado  80401
     Attention:  Chief Executive Officer
     Facsimile: (303) 278-7007

     with a copy (which does not constitute notice) to:
     Holme Roberts & Owen, LLP
     1700 Lincoln Street
     Denver, Colorado  80203
     Attention:  Nick Nimmo, Esq.

     (b)  if to ECD, to:

      Energy Conversion Devices, Inc.
      1675 West Maple Road
      Troy, Michigan  48084
      Attention:  President
      Facsimile:  (248) 280-1456

     (c)  if to EVG, to:

      EV Global Motors Company
      10900 Wilshire Blvd., Suite 310
      Los Angeles, California 90024
      Attention: President
      Facsimile: (310) 208-2444

     with a copy (which does not constitute notice) to:

     O'Melveny & Myers LLP
     400 S. Hope St.
     Los Angeles, California 90071-2899
     Attention: D. Stephen Antion, Esq.
     Facsimile: (213) 430-6407

                                                     Page 18 of 20 Pages

     (d)  if to Haco, to:

     Haco Trading Ltd.
     30 Glen Head Road
     GlenHead, New York  1545
     Attention: Neville Chamberlain
     Facsimile:  (516) 759-7862

     (d)  if to the GmbH, to:

      ______________________
      ______________________
      ______________________.

(or, in any case, to such other address as the party shall have furnished in writing in accordance with the provisions of this
Section 6). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

          7. Assignability. This Contribution Agreement and the rights, interests and obligations hereunder are not transferable or assignable by either party and the undersigned further agrees that the transfer or assignment of the GmbH's securities shall be made only in accordance with all applicable laws.

          8. Applicable Law. This Contribution Agreement shall be governed by and construed in accordance with the internal laws of Germany without regard to its conflicts of laws principles.

          9. Use of Pronouns. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

          10.  Miscellaneous.

          (a) Each party's representations and warranties made in this Contribution Agreement shall survive the execution and delivery hereof.

          (b) This Contribution Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

          (c) Each provision of this Contribution Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity shall not impair the operation of or affect the remaining portions of this Contribution Agreement.

                                              Page 19 of 20 Pages


          (d) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Contribution Agreement as set forth in the text.

                                               Page 20 of 20 Pages


                           EXHIBIT A

Shareholder        Unique Shares            Ownership
                  to be Contributed          in GmbH

Unique               208,333                16,800 DM
ECD                  208,333                16,800 DM
EVG                  118,750                 9,500 DM
Haco                  89,584                 7,100 DM